Exhibit A.2 -- Draft of Proposed Proxy Solicitation

2.  APPROVAL OF EMPLOYEE SHARE PURCHASE PLAN

     To encourage employee ownership of the Company, the Board adopted an employee share purchase plan (the Employee Share Purchase Plan) on April 9, 2001, effective following shareholder approval. The Employee Share Purchase Plan generally provides eligible employees of the Company with a means to purchase, through payroll deductions, common shares at a discount, consistent with the provisions of the Internal Revenue Code of 1986, as amended (the Code). The Board reserved a number of common shares equal to one-half of one percent of the total number of outstanding common shares for issuance pursuant to the terms of the Employee Share Purchase Plan each fiscal year, subject to adjustment in the event of stock splits, stock dividends, recapitalization, or other changes in the outstanding common shares. If and to the extent that the reserved shares are not purchased by participants in any fiscal year, such shares again will be available for purchase in subsequent years. Under current accounting rules, the issuance of shares at a discount under the Employee Share Purchase Plan does not adversely affect earnings. The text of the Employee Share Purchase Plan is included in Appendix A of this proxy statement.

     Eligibility. Regular full or part-time employees of the Company are eligible to participate in the Employee Share Purchase Plan, on a purely voluntary basis, if they meet certain conditions. To be eligible, an employee's customary employment must be greater than both twenty hours per week and five months per calendar year. The employee must also have completed one year of service with the Company. An employee who owns 5 percent or more of the total combined voting power or value of all classes of shares of the Company will not be eligible to participate in the Employee Share Purchase Plan. Temporary employees will not be eligible to participate in the Employee Share Purchase Plan. Employees whose terms and conditions of employment are subject to negotiation with a collective bargaining agent may not participate until the agreement between the Company and such agent provides for such participation. Approximately 4,900 employees would have been eligible to participate as of April 1, 2001.

     Administration. The Employee Share Purchase Plan is administered by the Compensation Committee of the Board, or its delegate (the Committee). All funds received or held by the Company under the Employee Share Purchase Plan will be kept in a segregated account not commingled with any other funds and may not be used for any corporate purpose except in connection with the Employee Share Purchase Plan itself. No interest on such funds will be credited to or paid to any participant under the Employee Share Purchase Plan.

     Share Purchases. Eligible employees participate in the Employee Share Purchase Plan through exercising options to purchase common shares. In general, there will be two purchase periods beginning in each calendar year. Options are granted to each participant at the beginning of each purchase period and, assuming that the participant is an employee at the end of the purchase period, will be automatically exercised on the last day of the purchase period. Option exercises will be funded through a participant's payroll deductions at a stated dollar amount not less than $20 nor more than 25 percent of compensation per pay period, as determined by the participant, at a price equal to 85 percent of fair market value of the common shares as of the first or the last trading day of each purchase period, whichever is lower, unless the Committee determines to use a different discount not to exceed 15 percent. The fair market value of the common shares will be determined as the closing price of a Northeast Utilities common share for each relevant date. No employee will be permitted to purchase common shares in any calendar year under the Employee Share Purchase Plan whose fair market value (determined at the beginning of each purchase period) exceeds $25,000.

     Transferability. An option granted under the Employee Share
Purchase Plan may not be transferred by an employee other than by will or by the laws of descent and distribution. Only the employee may exercise the option during his or her lifetime.

     Withdrawals, Discontinuance or Suspension of Participation. A participant may voluntarily suspend his or her payroll deductions at any time, but will not be permitted to resume the payroll deductions until the beginning of the next purchase period following the date of suspension of payroll deductions. A participant may change the rate of his or her payroll deductions effective as of the beginning of any purchase period. A participant may withdraw shares from his or her account at any time; provided that all shares must be held (and thus may not be distributed or sold) for at least six months subsequent to purchase. If a participant terminates his or her employment with the Company, his or her participation in the Employee Share Purchase Plan will automatically terminate as of the date of termination of employment, all amounts withheld through payroll deduction that have not been applied to purchase common shares under the Employee Share Purchase Plan will be paid to the participant, and the shares held in his or her account will either be sold for the account of the terminated participant or distributed to the terminated participant, at his or her election.

     Amendment and Termination. The Board may terminate, suspend or amend the Employee Share Purchase Plan in any respect at any time, except that shareholder approval is required to broaden the eligibility criteria or increase the number of shares available for purchase. Unless earlier terminated, the Employee Share Purchase Plan will continue in effect for 10 years.

     Federal Income Tax Treatment. The Employee Share Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of section 423 of the Code. Under the Code, an employee who elects to participate in the Employee Share Purchase Plan will not realize income at the time the offering commences or when the shares are actually purchased under the Employee Share Purchase Plan. If an employee disposes of such shares after two years from the date the offering of such shares commences under the Employee Share Purchase Plan and after one year from the actual date of purchase of such shares under the Employee Share Purchase Plan (collectively, the Holding Period), the employee will be required to include in income, as capital gain for the year in which such disposition occurs, an amount equal to the lesser of (1) the excess of the fair market value of such shares at the time of disposition over the purchase price and (2) the excess of the fair market value of such shares at the time the offering commenced over the purchase price. If any employee disposes of the shares purchased under the Employee Share Purchase Plan during the Holding Period, the employee will be required to include in income, as compensation for the year in which such disposition occurs, an amount equal to the excess, if any, of the fair market value of such shares on the date of purchase over the purchase price. The employee's basis in such shares disposed of will be increased by an amount equal to the amount includable in his or her income as compensation, and any gain or loss computed with reference to such adjusted basis that is recognized at the time of disposition will be capital gain or loss, either short-term or long-term, depending on the length of the holding period for such shares. In the event of a disposition during the Holding Period, the Company will be entitled to a deduction from income equal to the amount the employee is required to include in income as a result of such disposition.

     Regulatory Approvals. The SEC has issued an order under the Public Utility Holding Company Act of 1935 authorizing the solicitation of proxies in favor of the Employee Share Purchase Plan. The Company has applied for SEC authorization to issue new common shares, subject to the limits set forth above, for purchases under the Employee Share Purchase Plan. SEC action on the application is expected later in 2001.

     Share Purchases Under Employee Share Purchase Plan. No purchases will be made under the Employee Share Purchase Plan until after shareholder approval of the Employee Share Purchase Plan is obtained. Because share purchases under the Employee Share Purchase Plan are made solely at the election of the eligible employee, it is not possible to ascertain the employees who will purchase shares under the Employee Share Purchase Plan in the current fiscal year.

     An affirmative vote of a majority of the common shares present or represented at the Annual Meeting of Shareholders will be required for the adoption of this proposal.

The Board of Trustees recommends that shareholders vote FOR this proposal.